SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            World Air Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98142V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98142V104              SCHEDULE 13D              PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

--------------------------------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,353,065
  OWNED BY
--------------------------------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

--------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,353,065
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,353,065
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

CUSIP NO.   98142V104              SCHEDULE 13D            PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                         -------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,324,565
 OWNED BY
   EACH                  -------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH                     -0-

                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,324,565
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,324,565
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

CUSIP NO.   98142V104              SCHEDULE 13D            PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                         -------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    28,500
  OWNED BY
   EACH                  -------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH                     -0-

                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                28,500
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            28,500
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

CUSIP NO.   98142V104              SCHEDULE 13D            PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                         -------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,353,065
  OWNED BY
    EACH                 -------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH                     -0-

--------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,353,065
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,353,065
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

CUSIP NO.   98142V104             SCHEDULE 13D             PAGE 6 OF 12 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONRAD BRINGSJORD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                         -------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,353,065
  OWNED BY
    EACH                 ------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH                     -0-

                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,353,065
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,353,065
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

CUSIP NO.   98142V104              SCHEDULE 13D             PAGE 7 OF 12 PAGES

The Schedule 13D filed on December 4, 2006 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), George E. Hall and Conrad Bringsjord, with respect to the shares of Common Stock, par value $0.001 per share (the "Shares"), of World Air Holdings, Inc., a Delaware corporation (the "Issuer"), as previously amended by Amendment No. 1 on December 4, 2006, Amendment No. 2 on December 20, 2006 and Amendment No. 3 on March 16, 2007, is hereby amended as set forth herein by this Amendment No. 4.

ITEM 2.     IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

        (a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), George E. Hall and Conrad Bringsjord (collectively, the "Reporting Persons"). Prior to April 11, 2007, CSO did not beneficially own any Shares and was not a reporting person on the Schedule 13D.

        (b) The principal business address of CGI, George E. Hall and Conrad Bringsjord is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CMSF and CSO is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

        (c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMSF and CSO is to invest in securities. George E. Hall is the Chief Investment Officer and President of CGI. Conrad Bringsjord is a managing director and senior portfolio manager of CGI.

        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) George E. Hall and Conrad Bringsjord are citizens of the United States of America.

        The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMSF and CSO are set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Shares reported herein were derived from available capital of CMSF and CSO. A total of approximately $15,939,100 was paid to acquire such Shares.

CUSIP NO.   98142V104              SCHEDULE 13D            PAGE 8 OF 12 PAGES

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

          On April 24, 2007, CGI delivered a letter to the Issuer stating, among other things, that it believes that the agreement recently entered into by the Issuer to be acquired by Global Aero Logistics Inc. does not appear to provide adequate value to the Issuer's stockholders. The letter further states that CGI intends to thoroughly review the transaction and the alternatives available to the Issuer, as well as thoroughly review the Issuer's proxy statement. In addition, the letter reiterates CGI's intention to nominate three candidates for election to the Issuer's board at the Issuer's next annual meeting. A copy of this letter is attached hereto as Exhibit D and incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) As of the close of business on April 24, 2007, the Reporting Persons beneficially owned an aggregate of 1,353,065 Shares, constituting approximately 6.0% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 22,551,217 Shares outstanding as of April 4, 2007, as reported in the Agreement and Plan of Merger dated April 5, 2007, attached as an exhibit to the Issuer's Current Report on Form 8-K filed April 9, 2007.

        (b) By virtue of investment management agreements with each of CMSF and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,324,565 Shares held by CMSF and the 28,500 Shares held by CSO. By virtue of his direct and indirect control of CGI, George
E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. By virtue of his position as managing director and senior portfolio manager of CGI, Conrad Bringsjord is also deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI, Mr. Hall and Mr. Bringsjord are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,353,065 Shares.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D is set forth in Schedule B hereto and is incorporated herein by reference. All of such transactions were effected in the open market.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

        The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have short economic exposure to 121,000 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

CUSIP NO.   98142V104             SCHEDULE 13D             PAGE 9 OF 12 PAGES

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Filing Agreement, dated December 4, 2006 (previously filed) Exhibit B - Letter, dated December 4, 2006, from CGI to the Issuer (previously filed)
Exhibit C - Letter, dated March 16, 2007, from CGI to the Issuer
            (previously filed)
Exhibit D - Letter, dated April 24, 2007, from CGI to the Issuer
Exhibit E - Joint Filing Agreement, dated April 25, 2007

CUSIP NO.   98142V104             SCHEDULE 13D              PAGE 10 OF 12 PAGES

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2007


                                CLINTON GROUP, INC.

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Comptroller


                                CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                By: Clinton Group, Inc., its investment
                                    manager

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Comptroller


                                CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                By: Clinton Group, Inc. its investment
                                    manager

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Comptroller


                                /s/ George E. Hall
                                ------------------------------
                                George E. Hall


                                /s/ Conrad Bringsjord
                                ------------------------------
                                Conrad Bringsjord

CUSIP NO.   98142V104             SCHEDULE 13D             PAGE 11 OF 12 PAGES


                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

CLINTON GROUP, INC.

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. The principal occupation of each person set forth below as an officer of CGI is to serve in such office. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

Name                           Position
--------------------------------    -------------------------------------------
George E. Hall                      Director and President
John L. Hall                        Director and Chief Financial Officer
Wendy Ruberti                       General Counsel and Assistant Secretary
Francis A. Ruchalski                Director and Comptroller
John B. Breaux                      Director and Senior Managing Director
Hani K. Findakly                    Director


CLINTON MULTISTRATEGY MASTER FUND, LTD.

        The following sets forth the name, position and principal occupation of each director of CMSF. There are no executive officers of CMSF.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

Blair Gauld is a citizen of New Zealand. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

        The following sets forth the name, position and principal occupation of each director of CSO. There are no executive officers of CSO.

Dennis Hunter's citizenship, principal occupation and business address are set forth above.

Roger Hanson's citizenship, principal occupation and business address are set forth above.

Cassandra Powell is a citizen of the Cayman Islands. Her principal occupation is Senior Manager of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

CUSIP NO.   98142V104             SCHEDULE 13D             PAGE 12 OF 12 PAGES


                                   SCHEDULE B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE MOST RECENT FILING ON SCHEDULE 13D

Clinton Multistrategy Master Fund, Ltd.

       Trade Date        Shares Purchased (Sold)     Price Per Share ($)
       ----------        -----------------------     -------------------
        03/20/07                    857                    10.50
        03/27/07                  5,060                    10.41
        03/28/07                 20,500                    10.45
        03/29/07                 13,700                    10.45
        03/30/07                  3,900                    10.59
        04/02/07                 20,000                    10.58
        04/09/07                 15,000                    11.81
        04/11/07                 30,600                    11.85
        04/12/07                 17,820                    11.82
        04/20/07                 12,500                    11.78
        04/24/07                 10,000                    11,77


Clinton Special Opportunities Master Fund, Ltd.

       Trade Date        Shares Purchased (Sold)     Price Per Share ($)
       ----------        -----------------------     -------------------

        04/11/07                 10,100                    11.85
        04/12/07                  5,900                    11.82
        04/20/07                 12,500                    11.78